Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                        NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”)
121 Richmond Street West, Suite 501
Toronto, Ontario M5H 2K1

ITEM 2.                        DATE OF MATERIAL CHANGE

November 12, 2014.

ITEM 3.                        NEWS RELEASE

A News Release was issued on November 17, 2014.

ITEM 4.                        SUMMARY OF MATERIAL CHANGE

Ajit Manocha was appointed Co-Chairman of the Board of Directors of the Company (the “Board”) and to the Corporate Governance and Nominating Committee with the mandate to identify a permanent Chief Executive Officer (“CEO”) for the Company.  Dr. Samuel Peralta resigned from the Board.

ITEM 5.                        FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced the appointment of Mr. Ajit Manocha as Co-Chairman of the Board, his appointment to the Corporate Governance and Nominating Committee with the mandate to identify a permanent CEO for the Company, and the resignation of Dr. Samuel Peralta from the Board.

Mr. Ajit Manocha appointed as Co-Chairman of the Board

The Board has appointed Mr. Manocha as Co-Chairman.  Mr. Manocha joined the Board in July 2014 as Vice-Chairman and was previously CEO of GlobalFoundries, the second-largest semiconductor foundry in the world.  Mr. Peter Copetti, Co-Chairman and Interim CEO noted: “Since he joined the Company, Ajit has brought with him a wealth of experience and knowledge in the semiconductor and foundry industry.  Ajit has been working actively with the Company to raise the market awareness of our novel semiconductor process technology targeting Tier 1 customers and potential partners.”  Mr. Manocha added: “I am excited about the POET Technology and its unique and innovative offering to the semiconductor process industry going forward.  Working out of the San Jose office positions me well to play a bigger role within the POET executive team on the current lab to fab to monetization path.”

The duties of the office of the Chairman will be divided between the Co-Chairmen to take advantage of their respective strengths.  Mr. Copetti will continue to be responsible for the overall management and leadership of the Board as well as financial aspects of the Company, including operational and funding requirements.  Mr. Manocha will be focused on setting and developing the Company’s policy, direction and strategy, including the investigation of possible venture, partnership or other relationships with industry.

Search for permanent CEO

Mr. Manocha has been appointed to the Corporate Governance and Nominating Committee, subject to Board approval, with the mandate to identify and consider candidates for the permanent Chief Executive Officer role.  Since Mr. Copetti was named Chairman and interim CEO in February of 2014, the Company has reached financial stability with good cash in hand and has a well-established monetization path with a clear technical roadmap set for 2015. The Company’s restructuring phase is over.  The Board has set a target of early 2015 to appoint the new CEO for the Company and a few other senior executives during the latter part of the year 2015.  Mr. Copetti noted: “This is an important step forward for the Company as we get ready to demonstrate our technology at smaller geometries like 100 and 40-nm.  I am happy with our current financial and technical position and I feel this is a good time to further strengthen the management team with a permanent CEO.”

Samuel Peralta Retires from the Board

Dr. Samuel Peralta has resigned from the Board due to other commitments.

The Company has become one of the leading contenders in the semiconductor industry’s race to establish a new manufacturing paradigm to further Moore’s Law.  Dr. Peralta stated: “It’s been an honor to serve with this Board, and I’m proud of being a part of the team that progressed POET operationally, financially, and technically to the point it is now.  I have no doubt that, following the strategy we’ve put in place, POET will see continued success at the forefront of the next revolution in the semiconductor industry.”

The Corporate Governance and Nominating Committee has recommended that current director, Chris Tsiofas, replace Mr. Peralta as the Chairman of the Compensation Committee and that current director, Sheldon Inwentash, replace Mr. Peralta on the Audit Committee.

ITEM 6.                        RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.                        OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.                        EXECUTIVE OFFICER

Contact:                                    Michel J. Lafrance, Secretary

Telephone:                     (416) 368-9411

ITEM 9.                        DATE OF REPORT

Dated at Toronto, Ontario this 17th day of November, 2014.